EXHIBIT 99.2

Lumenis® UltraPulse CO2 Laser to be Featured on National Television with Live
Pearly Penile Papule (PPP) Procedure

Dr. William Groff will perform a PPP laser procedure on The Doctors national show, Tuesday, March 10, 2009. Check local listings for airtime.

March 10, 2009 – Santa Clara, CA, USA
Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radio-frequency devices for surgical, aesthetic, and ophthalmic applications, announced that its UltraPulse CO2 laser will be featured on The Doctors national television show on Tuesday, March 10, 2009 as part of a live procedure performed by Dr. William Groff, a dermatologist with La Jolla Cosmetic Surgery Centre. Dr. Groff will treat Pearly Penile Papules (PPP), a condition in which small, skin tags or domes form on the penis. Pearly Penile Papules (PPP) are very common and affect approximately 25% of men. PPP is not a sexually transmitted disease and is not contagious, however, it can be emotional disturbing and socially embarrassing, leading many men to seek treatment.

The cause of Pearly Penile Papules is unknown, although they are more common in men in their twenties and thirties and in men who are uncircumcised. PPP are often mistaken for genital warts and as a result, can cause stress and embarrassment.

The UltraPulse CO2 laser provides a quick, painless and permanent solution to PPP. The precision of UltraPulse allows exact vaporization of the papules without damaging the normal skin of the penis. There is no scarring and no loss of sensation and the recovery time is about 1 to 2 weeks.

“With more than 18 years of clinical experience, 34 FDA cleared indications and more than 90 peer-reviewed publications, the UltraPulse offers a safe and effective solution to men suffering from this condition”, said Mr. Robert Mann, General Manager of Lumenis Global Aesthetics and Dermatology.

“While PPP is not a harmful condition, many men suffer embarrassment and humiliation in silence,” said Dr. William Groff. “It is important for men to know that there is a safe, easy and effective solution.”

About PPP
Pearly penile papules are small dome-shaped bumps that sometimes appear around the circumference of the penis. These bumps, or papules, are commonly skin-colored. Pearly penile papules, technically called hirsuties papillaris genitalis, are not sexually transmitted. Their cause is unknown, although they are more common in men in their twenties and thirties, and are also more common in uncircumcised males.

Some men choose to leave this condition untreated, as the papules are generally asymptomatic. However, many men find this condition to be embarrassing in intimate situations and suffer detrimental social and emotional effects from leaving the papules untreated.

Treatment for pearly penile papules is typically quite simple and effective through carbon dioxide laser treatment by a qualified dermatologist.

About Lumenis
Lumenis is Israel’s largest medical device company with more than 800 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems. For more information about Lumenis and its products, log onto www.lumenis.com.

Lumenis® is a registered trademark of Lumenis Ltd.
UltraPulse® is a trademark of Lumenis Ltd.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com